Exhibit 99.1

First Mining Acquires Additional Interest in Beattie Gold Mines

VANCOUVER, BC, Feb. 8, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has acquired, from two individuals, an aggregate of 286,904 common shares ("Shares") of Beattie Gold Mines Ltd. ("Beattie"), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located on the Destor-Porcupine Fault in Québec (the "Transaction").  The per Share consideration paid under the Transaction was C$4.44 cash per Beattie Share and 26.62 common shares of First Mining per Beattie Share for a total consideration of C$1,272,824 in cash and 7,636,944 First Mining common shares.  Together with the 187,839 common shares of Beattie already owned by Clifton Star Resources Inc., a wholly-owned subsidiary of First Mining, the Company now owns 474,743 shares of Beattie, increasing its ownership in Beattie from 10% to 25.3% of the issued and outstanding common shares of Beattie.

For more information on the Duparquet Gold Project, please visit:
https://firstmininggold.com/projects/other-wholly-owned/duquesne-duparquet-pitt-projects/.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of a draft Environmental Assessment ("EA") and Environmental Impact Statement ("EIS") for the project targeted for 2022. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company's plans with respect to its mineral properties; (ii) the merits of the Springpole Project; (iii) permitting activities related to the Springpole Project and the timing of the submission of the EA and EIS; (iv) Treasury Metals Inc. and the status of the Goliath Gold Complex; and (v) the Company's portfolio of gold projects in eastern Canada . All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com; Richard Huang, Vice President, Corporate Development, Email: rhuang@firstmininggold.com

CO: First Mining Gold Corp.

CNW 09:25e 08-FEB-22